

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 25, 2022

Hua Wang
Chief Financial Officer
Rubber Leaf Inc
Qixing Road, Weng'ao Industrial Zone
Chunhu Subdistrict, Fenghua District
Ningbo, Zhejiang, China

> **Re: Rubber Leaf Inc**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on July 29, 2022**
> **File No. 333-261070**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2022 letter.

Form S-1/A filed July 29, 2022

Prospectus Summary, page 1

1. Please revise your disclosure to remove the exclusion of Hong Kong and Macau from the definition of China and the PRC.

2. We note your response to our prior comment 7. Please include disclosure in your prospectus summary to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiary, and direction of transfer.

Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiary, to the parent company and U.S. investors as well as the ability to settle amounts owed under your agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

3.   Please revise your disclosures related to results of operations to correct and clarify the following:
   • You disclose gross profit and gross profit margin decreased during the current interim period; however, it appears gross profit and gross profit margin actually increased from negative amounts to positive during the current interim period relative to the comparable interim period;
   • You disclose the increase in selling expenses during the current interim period was mainly due to the increase in sales in indirect supply; however, it appears sales in indirect supply actually decreased during the current interim period relative to the comparable interim period; and
   • You disclose total gross profit margin for the year ended 12/31/20 was (119%); however, it appears the total gross profit margin during FY 2020 was actually 8%.

Financial Statements
General, page F-1

4.   Please provide updated interim financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-3

5.   Please have your independent registered public accounting firm revise the first paragraph of their report to clarify that the financial statements, including the related notes, *identified and collectively referred to in the report as the financial statements*, were audited. Refer to PCAOB Auditing Standard 3101.08.d.

6.   Please have your independent registered public accounting firm revise their report to conform to PCAOB Auditing Standard 2415.13. In this regard, their report should indicate their conclusion regarding the company's ability to continue as a going concern rather than referring to the company's conclusion. Also, please have your auditor revise their report to refer to the correct going concern footnote, which appears to be Note 2.

Note 3 - Summary of Significant Accounting Policies

Revenue Recognition, page F-8

7.   Please revise your accounting policy to more clearly disclose the following:
- Revise your disclosures to clarify when control is transferred to customers and when your performance obligation is satisfied under Model A as required by ASC 606-10-50-12; and
- As disclosed in your response to prior comment 15 and only if extent accurate, revise your disclosures to clarify that control is transferred and your performance obligation is satisfied under Model B when products are delivered to Xinsen Group's customers as required by ASC 606-10-50-12.

Note 8 - Related Party Transactions, page F-15

8.   Please revise your disclosures to more fully address the following:
- In regard to related party purchases from Vendor C, explain why the amounts of related party advances to this vendor as of each balance sheet date significantly exceed the amounts of purchases from this vendor during the periods presented here and under liquidity in MD&A. In this regard, we note the related party advance to this vendor as of March 31, 2022 exceeds the total amount of purchases from this vendor during the three months ended March 31, 2022 and the two years ended December 31, 2021 and may be more akin to a related party loan to the vendor;
- In regard to related party purchases from Vendor B, explain why the amounts of related party accounts payable to this vendor as of each balance sheet date significantly exceed the amounts of purchases from this vendor during the periods presented here and under liquidity in MD&A. In this regard, we note the related party accounts payable to this vendor as of March 31, 2022 significantly exceeds the total amount of purchases from this vendor during the three months ended March 31, 2022 and the two years ended December 31, 2021 and may be more akin to a related party loan from the vendor;
- In regard to related party sales to the Xinsen Group, disclose the number of ultimate customers that Xinsen Group sells your products to. To the extent Xinsen Group sells your products to a limited number of ultimate customers, it appears it would be appropriate to identify and disclose them as significant customers since they materially impact your business. Also, based on your disclosures on page F-9 that payment terms for customers do not exceed 2 months, explain the reason for the significant deterioration in the ageing of related party accounts receivable here and under liquidity in MD&A. In this regard, we note the related party accounts receivable balance as of March 31, 2022 significantly exceeds the amount of related party sales during the three months ended March 31, 2022 and may be more akin to a related party loan; and
- Disclose the nature of eGT New Energy Automotive Co's related party relationship to the company.

General

9.   Please disclose whether and how your business segments, products, lines of service, projects or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:
   - suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; reduced headcount; or delayed projects;
   - experience labor shortages that impact your business;
   - experience cybersecurity attacks in your supply chain;
   - experience higher costs due to constrained capacity or increased commodity prices, shipping costs or challenges sourcing materials;
   - experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
   - be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries.

   Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

10.   Please consider disclosing, where applicable, the risks that recent inflation may have on your financial condition or results of operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

   You may contact Andi Carpenter, Staff Accountant, at (202) 551-3645 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing